UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

MOOG INC.
(Exact name of registrant as specified in its charter)

New York	1-5129	16-0757636
(State or other jurisdiction of	(Commission	(I.R.S. Employer
incorporation or organization)	File Number)	Identification No.)

East Aurora, New York	14052-0018
(Address of principal executive offices)	(Zip Code)

Patrick J. Roche	(716) 652-2000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

This Form SD of Moog Inc. is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

A copy of Moog's Conflict Minerals Report is provided as Exhibit 1.02 to this Form SD, and is publicly available at www.moog.com/investors/corporate-governance/policy-statement-regarding-conflict-minerals/.

Item 1.02 Exhibit

As specified in this Form SD, Moog is hereby filing its Conflict Minerals Report as Exhibit 1.02.

Section 2 - Exhibits

Item 2.01 Exhibits.

Exhibit 1.02 Conflict Minerals Report of Moog Inc.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MOOG INC.

By:	/s/ Patrick J. Roche	Dated: June 2, 2014
Name:	Patrick J. Roche
Vice President